SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2011
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 20, 2011 Shaw Communications Inc.

By:	/s/ Steve Wilson Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces fourth quarter and full year results
and preliminary fiscal 2012 guidance
Calgary, Alberta (October 20, 2011) — Shaw Communications Inc. announced results for the fourth quarter and year ended August 31, 2011. Consolidated revenue for the three and twelve month periods of $1.18 billion and $4.74 billion, respectively, was up 26% and 28% over the comparable periods last year. Total operating income before amortization1 of $476 million and $2.03 billion, respectively, improved 12% and 15% over the same periods last year. Free cash flow1 for the three and twelve month periods was $49 million and $603 million, respectively, compared to $69 million and $515 million for the comparable periods.
Chief Executive Officer Brad Shaw said, “Fiscal 2011 was a year in which we undertook important steps to be more operationally efficient and financially stronger. I am pleased to report we ended the year meeting all of our financial commitments. Our performance in the fourth quarter was highlighted by solid operating income growth in the Cable division and margin improvement.”
Mr. Shaw continued “This was a year of significant change including the completion of the strategic acquisition of our new Media assets, our senior leadership transition, the start of our digital network upgrade, our broadband leadership initiatives including our Wi-Fi build, and our decision to not pursue a conventional wireless business. Shaw is a dynamic company, a successful operator, and a technology leader. We continue to leverage our broadband network and, with our focus on providing an exceptional customer experience, are driven to deliver new and innovative products and services. We recently announced our plans to build a managed Wi-Fi network to extend our customers broadband experience beyond their homes. Customers are actively seeking Wi-Fi hotspots to reduce data costs and improve their wireless broadband experience. Shaw will become the first service provider in Canada to deliver secure and reliable wireless broadband through an extensive Wi-Fi network covering thousands of locations.”
“Our Media business has proven to be a key strategic asset and very attractive acquisition. The division performed extremely well this year, showcasing its leading portfolio of specialty channels and conventional programming and benefitting from the recovery in the advertising market. During the year we also continued to strengthen our capital structure and lower costs, taking advantage of favorable market conditions. We issued $1.3 billion in debt and $300 million in preferred equity using a portion of the proceeds to refinance higher cost debt assumed in the Canwest acquisition. We also continued to focus on returning value to our shareholders and paid almost $400 million in dividends. The initiatives we undertook this past year, and decisions we executed on, have positioned us well to move forward in this rapidly evolving competitive landscape.”

Net income from continuing operations of $166.2 million or $0.37 per share for the quarter ended August 31, 2011 compared to $123 million or $0.28 per share for the same period last year. Net income from continuing operations for the annual period was $562 million or $1.24 per share compared to $534 million or $1.23 per share last year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A).2 The current year-to-date period included a charge of $139 million for the discounted value of the $180 million CRTC benefit obligation related to the acquisition of Shaw Media, as well as business acquisition, integration and restructuring expenses of $91 million. The prior twelve month period included debt retirement costs and amounts related to financial instruments of $82 million and $45 million, respectively. Excluding the non-operating items, net income from continuing operations for the three and twelve month periods ended August 31, 2011 would have been $147 million and $696 million respectively, compared to $133 million and $614 million in the same periods last year.
Revenue in the Cable division was up almost 6% for each of the three and twelve month periods, respectively, to $784 million and $3.10 billion. The improvement was primarily driven by price changes and growth. Operating income before amortization for the quarter of $392 million was up 10% over the comparable quarter. Excluding the one-time CRTC Part II fee recovery last year, operating income before amortization for the annual period increased over 6% to $1.49 billion.
In the Satellite division revenue was $208 million and $828 million for the three and twelve month periods, respectively, up 3% over each of the comparable periods. Operating income before amortization for the current quarter of $72 million improved almost 5% over the same period last year. Excluding the one-time Part II fee recovery, operating income before amortization for the annual period of $288 million improved 3% over last year.
Quarterly revenue and operating income before amortization in the Media division was $209 million and $12 million, respectively. Revenue and operating income before amortization for the period from October 27, 2010 to August 31, 2011 was $891 million and $252 million, respectively. For informational purposes, on a comparative basis to last year, Media revenues for the full twelve month period were up approximately 7% to $1.07 billion and operating income before amortization, excluding the impact of the one-time Part II fee recovery last year, improved 25% to $325 million.
Shaw completed its review of the wireless strategic initiative and concluded that the economics as a new entrant would be extremely challenging, even with the Company’s established base and considerable strengths and assets. Shaw has decided not to pursue a conventional wireless build and instead plans to focus on initiatives that align with leveraging its Media and programming assets and strengthening its leadership position in broadband and video. Excluding spectrum licenses, all assets which are not re-deployable or held for resale have been written off in the fourth quarter.
In August Shaw redeemed all of its outstanding 13.5% senior notes due 2015. The notes had a face value of US $260.4 million.
Looking forward Mr. Shaw said, “We are starting the new fiscal year with a number of strategic initiatives on the agenda including our digital network upgrade and Wi-Fi build. We expect continued growth in revenue and operating income before amortization across all divisions in 2012. Investment in our various strategic initiatives is expected to increase capital over 2011 spend levels, excluding wireless. Combined with higher CRTC benefit obligation funding and cash taxes, we expect free cash flow to decline moderately to approximate $550 million.”

In closing Brad Shaw stated, “We look forward to the challenges and opportunities ahead. We have the resources, the creativity, and the drive to successfully execute on our fiscal 2012 strategic business priorities building value for our shareholders.”
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 18 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
AUGUST 31, 2011
October 20, 2011
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2010 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
FOURTH QUARTER ENDING AUGUST 31, 2011
Selected Financial Highlights

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn except per share amounts)	2011	2010	%	2011	2010	%
Operations:
Revenue	1,180,699	938,872	25.8	4,740,903	3,717,580	27.5
Operating income before amortization (1)	476,229	424,458	12.2	2,030,828	1,760,147	15.4
Operating margin (1) (2) (3)	40.3%	45.2%	(4.9)	42.8%	45.3%	(2.5)
Funds flow from continuing operations (4)	358,391	328,741	9.0	1,443,179	1,376,799	4.8
Net income from continuing operations	166,237	122,551	35.6	562,052	533,776	5.3
Per share data:
Earnings per share — basic and diluted From continuing operations	0.37	0.28		1.24	1.23
Weighted average participating shares outstanding during period (000’s)	436,467	432,913		434,881	432,675

(1)	See definition and discussion under Key Performance Drivers.

(2)	Operating margin is adjusted to exclude the one-time CRTC Part II recovery for the year ended August 31, 2010. Including the one-time CRTC Part II recovery, the operating margin would be 47.3%.

(3)	Operating margin has declined in the three and twelve month periods compared to last year mainly due to the inclusion of the new Media segment.

(4)	Funds flow from continuing operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

		Growth
	Total	Three months ended August 31,		Year ended August 31,
	August 31, 2011	2011	2010	2011	2010
Subscriber statistics:
Basic cable customers	2,289,775	(16,207)	2,559	(50,988)	2,410
Digital customers	1,819,388	49,548	54,946	166,369	328,841
Internet customers (including pending installs)	1,877,231	13,528	21,374	54,217	110,012
Digital phone lines (including pending installs)	1,233,041	22,776	51,896	136,534	234,402
DTH customers	908,883	806	831	3,087	4,855

Shaw Communications Inc.
Additional Highlights
•	Revenue of $1.18 billion and $4.74 billion for the three and twelve month periods improved 25.8% and 27.5% over the comparable periods last year.

•	Free cash flow[1] for the quarter was $49.0 million bringing the annual total to $603.0 million compared to $69.3 million and $515.1 million, respectively, for the same periods last year.

•	During the quarter Shaw redeemed all of its outstanding US$ 13.5% senior notes due 2015 having a face value of US $260.4 million.

•	Shaw recently announced its intent to provide a managed Wi-Fi network that will extend a customer’s broadband experience beyond their home.
Consolidated Overview
Consolidated revenue of $1.18 billion and $4.74 billion for the three and twelve month periods, respectively, improved 25.8% and 27.5% over the same periods last year. The improvement was primarily due to the acquisition of Shaw Media, as well as price changes and growth in the Cable and Satellite divisions.
Consolidated operating income before amortization for the three and twelve month periods of $476.2 million and $2.03 billion, respectively, increased 12.2% and 15.4% over the same periods last year. Both periods benefitted from the acquisition of Shaw Media as well as core revenue related growth, partially offset by higher programming costs and increased sales and marketing. Employee related costs were up on a full year basis and generally even in the current quarter, benefitting from the restructuring initiatives completed earlier this year. The current annual period also included the impact of the retroactive support structure rate increases and the prior year benefitted from a one-time CRTC Part II fee recovery of $75.3 million.
Net income from continuing operations was $166.2 million and $562.1 million for the three and twelve months ended August 31, 2011, respectively, compared to $122.6 million and $533.8 million for the same periods last year. Non-operating items affected all periods. The current year-to-date period included a charge of $139.1 million for the discounted value of the $180.0 million CRTC benefit obligation, net of incremental revenues, related to the Media acquisition, as well as business acquisition, integration and restructuring expenses of $90.6 million. The prior year-to-date period included debt retirement costs and amounts related to financial instruments of $81.6 million and $47.3 million, respectively. Outlined below are further details on these and other operating and non-operating components of net income for each period.

[1]	See definition and discussion under Key Performance Drivers

Shaw Communications Inc.

	Year ended	Operating net	Non-	Year ended	Operating net	Non-
($000’s Cdn)	August 31, 2011	of interest	operating	August 31, 2010	of interest	operating
Operating income	1,294,841			1,103,876
Amortization of financing costs — long-term debt	(4,302)			(3,972)
Interest expense — debt	(331,584)			(248,011)

Operating income after interest	958,955	958,955	—	851,893	851,893	—
Debt retirement costs	—	—	—	(81,585)	—	(81,585)
Gain on redemption of debt	32,752	—	32,752	—	—	—
CRTC benefit obligation	(139,098)	—	(139,098)	—	—	—
Business acquisition, integration and restructuring expenses	(90,648)	—	(90,648)	—	—	—
Loss on derivative instruments	(22,022)	—	(22,022)	(45,164)	—	(45,164)
Accretion of long-term liabilities	(14,975)	—	(14,975)	(2,142)	—	(2,142)
Foreign exchange gain on unhedged long-term debt	16,695	—	16,695	—	—	—
Other gains	11,022	—	11,022	5,513	—	5,513

Income (loss) before income taxes	752,681	958,955	(206,274)	728,515	851,893	(123,378)
Current income tax expense (recovery)	209,649	239,600	(29,951)	167,767	179,974	(12,207)
Future income tax expense (recovery)	(4,820)	23,148	(27,968)	15,722	57,483	(41,761)

Income (loss) before following	547,852	696,207	(148,355)	545,026	614,436	(69,410)
Equity income (loss) on investees	14,200	—	14,200	(11,250)	—	(11,250)

Net income (loss) from continuing operations	562,052	696,207	(134,155)	533,776	614,436	(80,660)

	Three months ended			Three months ended
		Operating net	Non-		Operating net	Non-
($000’s Cdn)	August 31, 2011	of interest	operating	August 31, 2010	of interest	operating
Operating income	290,298			251,189
Amortization of financing costs — long-term debt	(1,096)			(957)
Interest expense — debt	(87,941)			(62,504)

Operating income after interest	201,261	201,261	—	187,728	187,728	—
Gain on redemption of debt	22,771	—	22,771
Business acquisition, integration and restructuring expenses	(405)	—	(405)	—	—	—
Gain on derivative instruments	3,758	—	3,758	619	—	619
Accretion of long-term liabilities	(4,113)	—	(4,113)	(645)	—	(645)
Foreign exchange loss on unhedged long-term debt	(6,681)	—	(6,681)	—	—	—
Other gains (losses)	4,144	—	4,144	(2,829)	—	(2,829)

Income (loss) before income taxes	220,735	201,261	19,474	184,873	187,728	(2,855)
Current income tax expense (recovery)	49,371	45,984	3,387	40,435	22,969	17,466
Future income tax expense (recovery)	5,238	7,863	(2,625)	13,337	31,423	(18,086)

Income (loss) before following	166,126	147,414	18,712	131,101	133,336	(2,235)
Equity income (loss) on investees	111	—	111	(8,550)	—	(8,550)

Net income (loss) from continuing operations	166,237	147,414	18,823	122,551	133,336	(10,785)

Shaw Communications Inc.
The changes in net income from continuing operations are outlined in the table below.

	August 31, 2011 net income from continuing operations compared to:
	Three months ended		Year ended
(000’s Cdn)	May 31, 2011	August 31, 2010	August 31, 2010
Increased operating income before amortization	(104,834)	51,771	270,681
Decreased (increased) amortization	(7,713)	(12,801)	(80,046)
Decreased (increased) interest expense	1,770	(25,437)	(83,573)
Change in net other costs and revenue (1)	55,619	30,990	(57,446)
Decreased (increased) income taxes	17,398	(837)	(21,340)

	(37,760)	43,686	28,276

(1)
Net other costs and revenue includes debt retirement costs, gain on redemption of debt, the CRTC benefit obligation, business acquisition, integration and restructuring expenses, loss on derivative instruments, accretion of long-term liabilities, foreign exchange gain (loss) on unhedged long-term debt, other gains and equity income (loss) on investees as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings.

Basic earnings per share were $0.37 and $1.24 for the three and twelve months, respectively compared to $0.28 and $1.23 in the same periods last year. The improvement in the quarter was primarily due to increased operating income before amortization of $51.8 million and the change in net other costs and revenues of $31.0 million, the total of which was partially offset by increased interest and amortization of $25.4 million and $12.8 million, respectively. The change in net other costs and revenue was mainly due to a gain in the current period realized on the redemption of the US$ senior notes. The current annual period was up modestly over the prior year. Improved operating income before amortization of $270.7 million was reduced by higher interest, amortization, and income taxes of $83.6 million, $80.0 million, and $21.3 million, respectively. The change in net other costs and revenue of $57.4 million also reduced the current period and was primarily due to amounts related to the CRTC benefit obligation and various acquisition, integration and restructuring costs, partially offset by debt retirement costs and amounts related to financial instruments associated with the early redemption of the three series of US senior notes in the prior year. The prior twelve month period operating income before amortization included a one-time CRTC Part II fee recovery of $75.3 million which was offset in the current year by amounts related to Shaw Media and growth in the Cable and Satellite divisions.
Net income from continuing operations in the current quarter decreased $37.8 million compared to the third quarter of fiscal 2011 mainly due to reduced operating income before amortization of $104.8 million and increased amortization of $7.7 million, partially offset by the change in net other costs and revenue and lower income taxes of $55.6 million and $17.4 million, respectively. The decreased operating income before amortization was primarily due to the cyclical nature of the Media business, with lower advertising revenues in the summer months. The change in net other costs and revenue was primarily due to restructuring costs in the prior period.
Free cash flow for the quarter and annual period of $49.0 million and $603.0 million, respectively, compared to $69.3 million and $515.1 million in the same periods last year. The decline in the current quarter was mainly due to increased operating income before amortization in the Cable division, reduced by higher interest, taxes, and CRTC benefit obligation funding. The annual improvement was due to the Shaw Media acquisition and growth in the Cable and Satellite divisions, partially reduced by a one-time Part II fee recovery last year.

Shaw Communications Inc.
Shaw completed its review of the wireless strategic initiative and concluded that the economics as a new entrant would be extremely challenging, even with the Company’s established base and considerable strengths and assets. Shaw has decided not to pursue a conventional wireless build and instead plans to focus on initiatives that align with leveraging its Media and programming assets and strengthening its leadership position in broadband and video. The Company intends to hold its wireless spectrum while it reviews all options.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Operating income before amortization and operating margin
Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.
Free cash flow for cable and satellite is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net) and adjusted to exclude non-cash stock-based compensation expense.
With respect to the new Media segment, free cash flow has been determined as detailed above and in addition, Shaw has deducted cash amounts associated with funding the new and assumed CRTC benefit obligation related to the acquisition of Shaw Media as well as excluding the non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts.

Shaw Communications Inc.
Free cash flow is calculated as follows:

	Three months ended August 31,		Year ended August 31,
($000’s Cdn)	2011	2010 (2)	2011	2010 (2)
Cable free cash flow (1)	81,761	34,959	400,924	362,656
Satellite free cash flow (1)	2,700	34,363	104,762	152,484
Media free cash flow (1)	(35,424)	—	97,341	—

Free cash flow	49,037	69,322	603,027	515,140

(1)	Reconciliations of free cash flow for cable, satellite and media are provided under “Cable — Financial Highlights”, “Satellite — Financial Highlights” and “Media — Financial Highlights”.

(2)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, Cable free cash flow has decreased and Satellite free cash flow has increased by $858 for the three month period and $3,398 for the twelve month period.

CABLE
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2011	2010 (3)%		2011	2010 (3)%
Revenue	783,551	742,471	5.5	3,095,456	2,931,976	5.6

Operating income before amortization (1)	392,384	355,608	10.3	1,491,700	1,453,429	2.6

Capital expenditures and equipment costs (net):
New housing development	22,757	15,838	43.7	88,066	78,451	12.3
Success based	58,156	62,594	(7.1)	206,897	222,246	(6.9)
Upgrades and enhancement	91,674	105,403	(13.0)	277,543	289,421	(4.1)
Replacement	14,350	24,245	(40.8)	47,371	66,393	(28.7)
Buildings and other	35,940	47,663	(24.6)	88,940	100,574	(11.6)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	222,877	255,743	(12.9)	708,817	757,085	(6.4)

Free cash flow before the following	169,507	99,865	69.7	782,883	696,344	12.4
Less:
Interest expense	(61,261)	(52,131)	17.5	(231,678)	(213,898)	8.3
Cash taxes	(29,500)	(16,995)	73.6	(163,600)	(136,000)	20.3

Other adjustments:
Non-cash stock based compensation	3,015	4,220	(28.6)	13,319	16,210	(17.8)

Free cash flow (1)	81,761	34,959	133.9	400,924	362,656	10.6

Operating margin (1) (2)	50.1%	47.9%	2.2	48.2%	47.9%	0.3

(1)	See definitions and discussion under Key Performance Drivers.

(2)
Operating margin is adjusted to exclude the one-time CRTC Part II fee recovery in the twelve months ended August 31, 2010. Including the one-time CRTC Part II recovery, operating margin would be 49.6%.

(3)
The presentation of segmented free cash flow has been adjusted to include on a gross basis intersegment transactions. As a result, for the three month period revenue has increased by $1,032 and operating income before amortization and free cash flow have decreased by $858, for the twelve month period revenue has increased by $4,565 and operating income before amortization and free cash flow have decreased by $3,398.

Shaw Communications Inc.
Operating Highlights
•	Cable quarterly revenue and operating income before amortization of $783.6 million and $392.4 million, respectively, improved 5.5% and 10.3% over the comparable period last year.

•	Digital customers increased 49,548 during the quarter to 1,819,388 and penetration of Basic is now 79.5%, up from 70.7% and 56.7% at August 31, 2010 and 2009, respectively.

•
Digital Phone lines increased 22,776 during the three month period to 1,233,041 lines and Internet was up 13,528 to total 1,877,231 as at August 31, 2011. During the quarter Basic cable subscribers decreased 16,207.

•	On June 30 the Company closed the acquisition of the cable system assets of Sun Country Cablevision Inc. located in the central interior of British Columbia.
Cable revenue for the three and twelve month periods of $783.6 million and $3.10 billion improved 5.5% and 5.6%, respectively, over the comparable periods last year. The quarter and year-to-date growth was driven by price changes and customer growth in Digital Phone and Internet partially offset by lower Basic subscribers and higher promotional activity.
Operating income before amortization of $392.4 million for the quarter improved 10.3% over the same period last year. The annual amount of $1.49 billion increased 6.2% over last year excluding the prior period one-time CRTC Part II fee recovery of $48.7 million. The revenue related growth in the quarter was partially reduced by higher programming costs. Employee related costs were consistent with the comparable quarterly period reflecting the benefit of the restructuring initiatives completed in late March. The annual improvement was driven by revenue related growth partially offset by increased employee related costs, programming, and marketing and sales expenses. Both the current three and twelve month periods were also impacted by the CRTC decision approving a retroactive rate increase in support structure charges by ILECs with the annual period including the impact of the retroactive increase and the current quarter reflecting the ongoing higher costs.
Revenue declined $1.1 million over the third quarter of fiscal 2011 primarily due to reduced Basic subscribers and seasonally lower On Demand revenues partially offset by customer price changes and decreased promotional activity. Operating income before amortization improved $4.6 million over this same period primarily due to lower various expenses.
Total capital investment of $222.9 million and $708.8 million for the quarter and annual periods decreased $32.9 million and $48.3 million, respectively, over the comparable periods last year. Success based capital declined $4.4 million and $15.3 million over the comparable three and twelve month periods mainly due lower purchases of digital phone customer premise equipment.
Investment in Upgrades and enhancement and Replacement categories combined decreased by $23.6 million and $30.9 million for the quarter and annual periods, respectively, compared to last year. Both the current periods included investment on the digital network upgrade which was more than offset by lower spending on Digital Phone infrastructure, Video enhancements, and automotive as compared to the prior periods.

Shaw Communications Inc.
Buildings and other decreased $11.7 million and $11.6 million, respectively, for the quarter and annual periods compared to the same periods last year mainly due to reduced investment in various facilities projects. The current periods also benefitted from proceeds on the sale of redundant real estate while the comparable periods included increased investment in certain corporate assets. These favorable variances were partially offset by higher spend related to back office and customer support systems in the current periods.
Spending in new housing development increased $6.9 million and $9.6 million over the comparable three and twelve month periods last year mainly due to higher activity as well as bulk stock purchasing in the current quarter.
On June 30 the Company closed the acquisition of the cable system assets of Sun Country Cablevision Inc. located in the central interior of British Columbia, adding approximately 6,500 Basic cable customers, including 2,100 Digital subscribers, and 4,000 Internet subscribers. These assets represent a complementary growth opportunity and will provide synergies with existing operations.
During the quarter Shaw commenced its digital network upgrade which converts analog tiers to digital, significantly increasing the capacity of the network for more Internet, HD and On Demand programming. The upgrade will increase the Digital customer footprint and is expected to be substantially complete early in fiscal 2013.
As at August 31, 2011 Shaw had 1,877,231 Internet customers which represents an 82% penetration of Basic. Shaw recently announced its intent to provide a managed Wi-Fi network that will extend a customer’s broadband experience beyond their home. Wi-Fi is in virtually all portable consumer devices and customers are actively seeking Wi-Fi hotspots to reduce data costs and improve their wireless broadband experience. Shaw, working with Cisco, will become the first service provider in Canada to deliver secure, reliable wireless broadband in thousands of locations. During the quarter the Company also commenced construction of a new data centre in Calgary that will allow it to stay ahead of the technology curve and be able to handle new innovations as they come, such as the Wi-Fi network initiative. The data centre incorporates energy efficient cooling systems allowing Shaw to reduce the environmental impact. The centre is planned to be complete in the spring of 2014.
Shaw continued to grow its Digital customer base and penetration of Basic at August 31, 2011 was 79.5%, up from 70.7% at August 31, 2010. Shaw has approximately 910,000 HD capable customers. During the quarter, the Company expanded the availability of the Shaw Gateway, a new standard on connected entertainment.

Shaw Communications Inc.
Subscriber Statistics

			August 31, 2011
			Three months ended		Year ended
				Change		Change
	August 31, 2011	August 31, 2010(1)	Growth	%	Growth	%
CABLE:
Basic service:
Actual	2,289,775	2,340,763	(16,207)	(0.7)	(50,988)	(2.2)
Penetration as % of homes passed	59.0%	61.4%
Digital customers	1,819,388	1,653,019	49,548	2.8	166,369	10.1

INTERNET:
Connected and scheduled	1,877,231	1,823,014	13,528	0.7	54,217	3.0
Penetration as % of basic	82.0%	77.9%
Standalone Internet not included in basic cable	217,068	234,877	(5,567)	(2.5)	(17,809)	(7.6)

DIGITAL PHONE:
Number of lines (2)	1,233,041	1,096,507	22,776	1.9	136,534	12.5

(1)	August 31, 2010 figures are restated for comparative purposes as if the acquisition of several cable systems in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2011	2010 (5)%		2011	2010 (5)%
Revenue
DTH (Shaw Direct)	187,506	180,624	3.8	745,350	721,952	3.2
Satellite Services	20,187	20,392	(1.0)	82,181	82,600	(0.5)

	207,693	201,016	3.3	827,531	804,552	2.9

Operating income before amortization (1)
DTH (Shaw Direct)	61,409	58,923	4.2	245,176	264,914	(7.5)
Satellite Services	10,552	9,927	6.3	42,391	41,804	1.4

	71,961	68,850	4.5	287,567	306,718	(6.2)
Capital expenditures and equipment costs (net):
Success based (3)	21,180	20,312	4.3	75,927	77,684	(2.3)
Transponders	24,500	—	100.0	24,500	—	100.0
Buildings and other	3,251	2,033	59.9	6,396	7,927	(19.3)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	48,931	22,345	119.0	106,823	85,611	24.8

Free cash flow before the following	23,030	46,505	(50.5)	180,744	221,107	(18.3)
Less:
Interest expense (2)	(6,562)	(6,563)	—	(25,952)	(26,251)	(1.1)
Cash taxes	(14,084)	(6,000)	134.7	(51,400)	(44,000)	16.8

Other adjustments:
Non-cash stock based compensation	316	421	(24.9)	1,370	1,628	(15.8)

Free cash flow (1)	2,700	34,363	(92.1)	104,762	152,484	(31.3)

Operating Margin (4)	34.6%	34.3%	0.3	34.7%	34.8%	(0.1)

(1)	See definitions and discussion under Key Performance Drivers.

(2)
Interest is allocated to the Satellite division based on the cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

(4)	Operating margin is adjusted to exclude the one-time CRTC Part II fee recovery in the year ended August 31, 2010. Including the one-time CRTC Part II fee recovery, operating margin would be 38.1%.

(5)
The presentation of segmented free cash flow has been adjusted to include on a gross basis intersegment transactions. As a result, for the three month period revenue has increased by $3,583 and operating income before amortization and free cash flow have increased by $858. For the twelve month period revenue has increased by $14,383 and operating income before amortization and free cash flow have increased by $3,398.

Operating Highlights
•	Satellite quarterly revenue and operating income before amortization of $207.7 million and $72.0 million, respectively, improved 3.3% and 4.5% over the comparable period last year.
Revenue of $207.7 million and $827.5 million for the three and twelve month periods, respectively, was up 3.3% and 2.9% over the same periods last year. The improvement was primarily due to customer price changes. Operating income before amortization for the quarter of $72.0 million was up 4.5% over the same quarter last year. The revenue related growth was partially offset by higher programming, marketing and sales expenses. For the annual period, excluding the one-time Part II fee recovery of $26.6 million, operating income before amortization improved 2.6%.

Shaw Communications Inc.
Compared to the third quarter, operating income before amortization declined $3.9 million primarily due to increased marketing and sales expenses.
Total capital investment of $48.9 million and $106.8 million for the three and twelve month periods, respectively, increased over the comparable periods last year primarily due to the payment to Telesat in the current quarter related to the new Anik G1 satellite under construction. Shaw Direct has entered into agreements with Telesat to acquire capacity on the new satellite expected to be available early in fiscal 2013. The capacity will provide bandwidth for expanded customer choice, including new HD and other advanced services. Customer satellite dishes recently began to be deployed with new outdoor equipment which will be capable of receiving signals from three satellites, including Anik G1.
During the quarter, Shaw Direct launched a new entry level HD receiver. With this addition, all new receivers are HD and MPEG-4 technology capable which allows for additional channels to be added with existing satellite capacity. Shaw Direct also began broadcasting in MPEG-4 during the quarter and launched 13 new channels, including a number of key local services.
Subscriber Statistics

August 31, 2011
			Three months ended		Year ended
				Change		Change
	August 31, 2011	August 31, 2010	Growth	%	Growth	%

DTH customers (1)	908,883	905,796	806	0.1	3,087	0.3

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
MEDIA
FINANCIAL HIGHLIGHTS

	Three months ended	October 27, 2010 to
($000’s Cdn)	August 31, 2011	August 31, 2011 (3)
Revenue	209,454	890,913

Operating income before amortization (1)	11,884	251,561

Capital expenditures:
Broadcast and transmission	7,836	15,107
Buildings and other	4,718	11,953

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	12,554	27,060

Free cash flow before the following	(670)	224,501
Less:
Interest expense (2)	(15,642)	(53,237)
Cash taxes	(2,400)	(24,600)

Other adjustments:
Non-cash stock based compensation	297	842
CRTC benefit obligation funding	(15,014)	(30,357)
Non-controlling interests	(1,995)	(19,808)

Free cash flow (1)	(35,424)	97,341

Operating margin	5.7%	28.2%

(1)	See definitions and discussion under Key Performance Drivers.

(2)	Interest includes an allocation to the Media division based on the cost of debt incurred by the Company to repay Media debt.

(3)
On October 27, 2010, the Company completed the acquisition of 100% of the broadcasting businesses of Canwest Global Communications Corp (“Canwest”). The acquisition included all of the over-the-air channels and the specialty television business, including Canwest’s equity interest in CW Investments Co. (“CW Media”).

Operating Highlights
Revenue in the Media division for the fourth quarter was $209.5 million and operating income before amortization was $11.9 million. Advertising revenue in the quarter was driven by strength in the government, drug products, alcohol beverages, and entertainment equipment categories. Revenue and operating income before amortization for the period from October 27, 2010 to August 31, 2011 was $890.9 million and $251.6 million, respectively. For informational purposes, on a comparative basis to last year, Media revenues for the current full twelve month period were up approximately 7%, and operating income before amortization, excluding the one-time Part II fee recovery last year, increased almost 25%. The annual improvement was due to higher revenues mainly driven by the strengthening of the advertising market.
Compared to the third quarter revenue and operating income decreased $102.7 million and $105.5 million, respectively. The declines were primarily due to the cyclical nature of the Media business, with lower advertising revenues in the summer months.

Shaw Communications Inc.
Global continued to perform well, with Big Brother returning for its thirteenth season and consistently holding a top 10 position. In addition, Combat Hospital was the top ranked Canadian drama this summer and Media’s specialty channels continued to have a strong presence in the rankings.
During the quarter Media was successful in renegotiating four collective bargaining agreements covering over 1,000 unionized employees, the majority of which had been out of contract for four to five years. A fair and equitable solution for both business and the unionized employees was reached and the new agreements have been ratified.
Capital investment in the quarter continued on various projects including the conversion of transmitters from analog to digital in the CRTC mandated markets, upgrades of aging production equipment and improvements to network infrastructure and websites. The integration of various back-office infrastructure continued and was substantially complete at August 31, 2011.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2011	2010	%	2011	2010	%
Amortization revenue (expense) -
Deferred IRU revenue	3,136	3,136	—	12,546	12,546	—
Deferred equipment revenue	27,255	29,031	(6.1)	106,628	120,639	(11.6)
Deferred equipment costs	(51,956)	(54,568)	(4.8)	(204,712)	(228,714)	(10.5)
Deferred charges	(257)	(257)	—	(1,025)	(1,025)	—
Property, plant and equipment	(151,655)	(141,704)	7.0	(604,214)	(526,432)	14.8
Other intangibles	(12,454)	(8,907)	39.8	(45,210)	(33,285)	35.8
Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparative periods due to the sales mix of equipment, changes in customer pricing on certain equipment and the impact of equipment rental programs.
Amortization of property, plant and equipment and other intangibles increased over the comparable periods as the amortization of capital expenditures and the effect of Shaw Media in the current year exceeded the impact of assets that became fully depreciated.
Amortization of financing costs and Interest expense

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2011	2010	%	2011	2010	%
Amortization of financing costs — long-term debt	1,096	957	14.5	4,302	3,972	8.3
Interest expense	87,941	62,504	40.7	331,584	248,011	33.7
Interest expense increased over the comparative periods as a result of the Canwest broadcasting business acquisition. Approximately $1 billion was required to complete the transaction including repayment of the CW Media term loan and breakage of related currency swaps. In addition, US $338.3 million 13.5% senior unsecured notes were assumed as part of the acquisition. The Company repurchased US $56 million of the senior unsecured notes in December 2010 and redeemed the remaining outstanding amount on August 15, 2011.

Shaw Communications Inc.
Debt retirement costs
During the first quarter of the prior year, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemptions, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion 5.65% senior notes issuance in early October 2009 to fund the cash requirements for the redemptions.
Gain on redemption of debt
The gain on redemption of debt is in respect of the Media 13.5% senior unsecured notes. As a result of a change of control triggered on the acquisition of the Media business, an offer to purchase all of the US $338.3 million 13.5% senior unsecured notes at a cash price equal to 101% was required. An aggregate US $51.6 million face amount, having an aggregate accrued value of US $56 million, was tendered under the offer and purchased by the Company for cancellation during the second quarter. During the fourth quarter, the Company elected to redeem the remaining outstanding US $260.4 million face amount, having an aggregate accrued valued of US $282.3 million, at 106.75% as set out under the terms of the indenture. As a result, the Company recorded gains of $10.0 million and $22.8 million during the second and fourth quarters respectively. The $32.8 million gain resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $57.4 million partially offset by the 1% repurchase and 6.75% redemption premiums totaling $19.5 million and $5.1 million in respect of the write-off of the embedded derivative instrument associated with the early prepayment option.
CRTC benefit obligation
As part of the CRTC decision approving the Media acquisition during the first quarter, the Company is required to contribute approximately $180 million in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Shaw Media services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The fair value of the obligation on the acquisition date of $139.1 million was determined by discounting future net cash flows using a 5.75% discount rate and has been recorded in the income statement.
Business acquisition, integration and restructuring expenses
The Company incurred costs in respect of the acquisition of the broadcasting businesses of Canwest and organizational restructuring which amounted to $0.4 million and $90.6 million for the three and twelve months ended August 31, 2011, respectively. The annual amounts include acquisition related costs to effect the acquisition, such as professional fees paid to lawyers and consultants. The integration and restructuring costs relate to integrating the new businesses and increasing organizational effectiveness for future growth as well as package costs for the former CEO of Shaw. In March 2011 Shaw implemented further cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness. Approximately 550 employee positions were eliminated, including 150 at the management level. The $0.4 million recorded in the current quarter relates to revisions to the estimated cost to vacate facilities.

Shaw Communications Inc.
Loss on derivative instruments
For derivative instruments where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, the Company records changes in the fair value of derivative instruments in the income statement. In addition, the Media senior unsecured notes had a variable prepayment option which represented an embedded derivative that was accounted for separately at fair value until the Company gave notice of redemption during the fourth quarter. The total recorded in respect of all such derivative instruments was a gain of $3.8 million and loss of $22.0 million for the three and twelve months ended August 31, 2011, respectively, compared to a $0.6 million gain and $45.2 million loss in the same periods last year. The comparative annual period included a loss of $50.1 million reclassified from accumulated other comprehensive loss in respect of the cross-currency interest rate exchange agreements that no longer qualified as cash flow hedges when the US senior notes were redeemed in October 2009.
Accretion of long-term liabilities
The Company records accretion expense in respect of the discounting of certain long-term liabilities which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations as well as the liability which arose in 2010 when the Company entered into amended agreements with the counterparties to certain cross-currency agreements to fix the settlement of the principal portion of the swaps in December 2011.
Foreign exchange gain (loss) on unhedged long-term debt
In conjunction with the acquisition of the broadcasting businesses of Canwest, the Company assumed a US $389.6 million term loan and US $338.3 million senior unsecured notes. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related cross currency interest rate swaps. During the second quarter, the Company repurchased and cancelled US $51.6 million face amount of the senior secured notes which had an aggregate accrued value of US $56 million. During the fourth quarter, the Company elected to redeem the remaining outstanding US $260.4 million face amount of the senior secured notes, having an aggregate accrued valued of US $282.3 million. As a result of fluctuations of the Canadian dollar relative to the US dollar, a foreign exchange loss of $6.7 million and gain of $16.7 million was recorded for the three and twelve months ended August 31, 2011, respectively.
Other gains (losses)
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (the “Partnership”).

Shaw Communications Inc.
Income taxes
Income taxes increased over the comparable year primarily due to the impact of an income tax recovery of $17.6 million related to reductions in corporate income tax rates recorded in the first quarter of 2010.
Equity income (loss) on investees
During the first quarter, the Company recorded income of $13.4 million in respect of its 49.9% equity interest in CW Media for the period September 1 to October 26, 2010. On October 27, 2010, the Company acquired the remaining equity interest in CW Media as part of its purchase of all the broadcasting assets of Canwest. Results of operations are consolidated effective October 27, 2010. The equity income was comprised of approximately $19.6 million of operating income before amortization partially offset by interest expense of $4.5 million and other net costs of $1.7 million. The remaining equity income on investees is in respect of interests in several specialty channels. The $11.3 million loss in the prior year was in respect of the 49.9% equity interest in CW Media for the period May 3 to August 31, 2010. The loss was comprised of approximately $20.8 million of operating income before amortization offset by interest expense of $9.9 million and other costs of $22.2 million, the majority of which were fair value adjustments on derivative instruments and foreign exchange losses on US denominated long-term debt.
Loss from discontinued operations
Shaw completed its review of the wireless strategic initiative and concluded that the economics as a new entrant would be extremely challenging, even with the Company’s established base and considerable strengths and assets. As a result, the Company decided to discontinue further construction of its wireless network and has classified all wireless activities as discontinued operations, including restatement of comparative periods. The Company recorded after tax losses of $83.7 million and $89.3 million for the current quarter and year, respectively and a loss of $1.0 million for 2010. The loss of $89.3 million was comprised of a write-down of assets of $111.5 million, operating expenditures and amortization of $8.3 million and an income tax recovery of $30.5 million.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2010 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:
Licensing and ownership
The Corporations licenses for its over-the-air (“OTA”) television stations and specialty services were set to expire on August 31, 2011. Shaw filed a group renewal application with the CRTC late in calendar 2010. The CRTC approved the renewal of Media’s conventional and specialty broadcast licenses for a five year term with conditions generally as requested in the group renewal application.

Shaw Communications Inc.
Digital transition
The Corporation completed the conversion of their full-power OTA analog transmitters to digital transmitters in the CRTC mandated markets by August 31, 2011.
Vertical integration proceeding
On September 21, 2011 the CRTC issued its regulatory framework relating to vertical integration. The new policy is consistent with Shaw’s recommendations for a symmetrical, flexible and customer-focused framework.
FINANCIAL POSITION
Total assets at August 31, 2011 were $12.5 billion compared to $10.2 billion at August 31, 2010. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2010.
Current assets increased by $666.8 million primarily due to increases in cash and cash equivalents of $226.7 million, accounts receivable of $246.4 million, inventories of $43.1 million, other current assets of $202.9 million and assets held for sale of $15 million, all of which were partially offset by a decrease in derivative instruments of $65.2 million. Cash and cash equivalents increased as the net funds provided by operating and financing activities, including proceeds from the issuance of $1.3 billion of senior notes and $300.0 million preferred shares, exceeded the cash outlay on capital expenditures and the Canwest broadcasting business acquisition and the cash requirements of the wireless build prior to being discontinued. Accounts receivable and other current assets were up primarily as a result of the Media acquisition while inventories were higher due to increased equipment purchases. Assets held for sale of $15 million arose due to the decision to cease further construction of a wireless network. Derivative instruments decreased due to settlement of the contracts.
Investments and other assets decreased by $730 million due to the acquisition of remaining equity interest in CW Media which is now consolidated as a 100% owned subsidiary and expensing of acquisition related costs partially offset by investments in several specialty channels purchased in the Media acquisition.
Property, plant and equipment and other intangibles increased by $195.6 million and $72.8 million, respectively as current year capital investment and amounts acquired on the Media acquisition exceeded amortization and the impact of the Company’s decision to cease further construction of its wireless network which resulted in a write-down of $111.5 million and reclassification of $16 million to assets held for sale.
Future income taxes of $21.8 million arose due to timing of temporary differences.

Shaw Communications Inc.
Other long-term assets increased by $24.9 million primarily due to higher deferred equipment costs and prepaid maintenance and support contracts.
Broadcast rights and licenses, and goodwill increased $1.4 billion and $645.7 million, respectively, primarily due to the acquisition of the Canwest broadcasting businesses.
Program rights of $67.1 million arose on the acquisition of the Canwest broadcasting businesses.
Current liabilities were up $111.8 million due to increases in accounts payable of $171.9 million, other liability of $161.3 million and unearned revenue of $9.1 million partially offset by decreases in income taxes payable of $158.2 million and derivative instruments of $72.2 million. Accounts payable and accrued liabilities increased primarily due to the impact of the Media acquisition. Unearned revenue increased due to pricing changes and customer growth. Income taxes payable decreased due to funding income tax amounts partially offset by current year tax expense and amounts assumed on the Media acquisition. Derivative instruments decreased due to the end of swap notional exchange relating to an outstanding cross-currency interest rate agreement partially offset by reclassifying amounts from non-current liabilities based on settlement dates. The other liability is the obligation in respect of the principal component of the US $300 million amended cross-currency interest rate agreements which has been reclassified from noncurrent liabilities as it settles in December 2011.
Long-term debt increased $1.3 billion as a result of the issuance of $900 million of senior notes in December 2010 and $400 million in February 2011. Approximately $1 billion was required to complete the Canwest broadcasting business acquisition during the first quarter. The acquisition was initially funded by borrowings under the Company’s revolving credit facility which were subsequently repaid primarily with the net proceeds from the $900 million senior notes offering.
Other long-term liabilities increased by $59.6 million mainly due to the non-current portion of CRTC benefit obligations and benefit plans as a result of the Media acquisition as well as current year defined benefit pension plan expense partially offset by the aforementioned reclassification of the obligation in respect of the principal component of the US $300 million amended cross-currency interest rate agreements.
Derivatives decreased by $6.5 million as amounts have been reclassified to current liabilities based on settlement dates.
Future income taxes increased $247.5 million primarily due to the Media acquisition partially offset by the current year tax recovery in respect of discontinued operations.
Share capital increased $383 million due to the issuance of 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Preferred Shares”) for net proceeds of $290.9 million and 4,594,347 Class B Non-Voting Shares under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”) for $89.8 million. As of October 15, 2011, share capital is as reported at August 31, 2011 with the exception of the issuance of a total of 684,604 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive income decreased due settlement of the forward purchase contracts in respect of the closing of the acquisition of the Canwest broadcasting businesses. Non-controlling interests arose in the first quarter due to a number of non-wholly owned specialty channels acquired as part of the Media acquisition.

Shaw Communications Inc.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $603.0 million of free cash flow. Shaw used its free cash flow along with net proceeds of $1.27 billion from its three senior notes issuances, net proceeds of $290.9 million from its Preferred Share issuance, proceeds on issuance of Class B Non-Voting Shares of $45.9 million and other net items of $23.2 million to pay $981.2 million to complete the Canwest broadcasting business acquisition including repayment of the CW Media term loan and breakage of related currency swaps, fund the net change in working capital requirements of approximately $218.2 million, pay common share dividends of $352.0 million, fund cash requirements of the wireless discontinued operations of $148.0 million, pay $353.4 million to redeem the Media senior unsecured notes including the prepayment premium, purchase cable systems for $35.7 million and increase cash and cash equivalents by $143.6 million.
Within thirty days of closing of the Media acquisition, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US 13.5% senior unsecured notes due 2015 issued by it in accordance with a related indenture dated as of July 3, 2008. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51.6 million face amount was tendered under the offer and purchased by the Company for cancellation for an aggregate price of approximately $60 million, including accrued interest. During the fourth quarter, the Company elected to redeem the remaining outstanding US $260.4 million face amount, having an aggregate accrued valued of US $282.3 million, at 106.75% as set out under the terms of the indenture at an effective purchase price of US $1,230.70 for each US $1,000 face amount.
To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on November 18, 2010. The shelf prospectus allows for the issue of up to an aggregate $4 billion of debt and equity securities over a 25 month period. Pursuant to this shelf prospectus, the Company issued $300.0 million of preferred shares during the fourth quarter and completed three senior notes offerings in the second quarter totalling $1.3 billion as follows:
•
On May 31, 2011 the Company issued 12,000,000 Preferred Shares at a price of $25.00 per share for aggregate gross proceeds of $300.0 million. The net proceeds were used for working capital and general corporate purposes while excess funds are being held in cash and cash equivalents. Holders of the Preferred Shares are entitled to receive, as and when declared by the Company’s board of directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. Holders of the Series B Preferred Shares will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s board of directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

Shaw Communications Inc.
•
On December 7, 2010 the Company issued $500 million senior notes at a rate of 5.5% due December 7, 2020 and issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The effective rate on the $500 million senior notes and $400 million senior notes is 5.548% and 6.963%, respectively, due to discounts on the issuances. The net proceeds from the notes issuances were used to repay borrowings under the Company’s $1 billion revolving credit facility. In conjunction with the senior notes issuances, the unsecured $500 million revolving credit facility was cancelled. No amounts had been drawn under this facility.

•
On February 17, 2011 the Company issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The effective rate is 6.961% due to the discount on issuance. The net proceeds were used for working capital and general corporate purposes as well as to partially repay borrowings under the revolving credit facility while excess funds are being held in cash and cash equivalents.

The Company’s DRIP allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. During the third quarter, the Company announced that the Class B Non-Voting Shares distributed under its DRIP would be new shares issued from treasury at a 2% discount from the five day weighted average market price immediately preceding the applicable dividend payment date. Previously, the Class B Non-Voting Shares were acquired on the open market at prevailing market prices. The change was effective for the May 30, 2011 dividend payment and has resulted in cash savings and incremental Class B Non-Voting Shares of $39.4 million.
On November 25, 2010 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 37,000,000 Class B Non-Voting Shares during the period December 1, 2010 to November 30, 2011. No shares have been repurchased during the current year.
At August 31, 2011, the Company held $443.4 million in cash and cash equivalents and had access to $1 billion of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Shaw Communications Inc.
CASH FLOW FROM CONTINUING OPERATIONS
Operating Activities

	Three months ended August 31,			Year ended August 31,
			Change			Change
($000’s Cdn)	2011	2010	%	2011	2010	%
Funds flow from continuing operations	358,391	328,741	9.0	1,443,179	1,376,799	4.8
Net decrease (increase) in non-cash working capital balances related to continuing operations	109,342	88,129	24.1	(201,528)	81,852	>(100.0)

	467,733	416,870	12.2	1,241,651	1,458,651	(14.9)

Funds flow from continuing operations increased over the comparative quarter due to the combined impact of higher operating income before amortization adjusted for non-cash program rights expenses partially offset by higher interest expense and funding of CRTC benefit obligations in the current year. Funds flow from operations increased over the comparative year due to the aforementioned items partially offset by the realized loss on the mark-to-market payments to terminate the cross-currency interest rate exchange agreements in conjunction with repayment of the CW Media term loan, higher current income taxes and the acquisition, integration and restructuring costs in the current year. The net change in non-cash working capital balances over the comparable periods was primarily due to funding of income tax amounts in the current year, the timing of payment of trade and other payables and the seasonal advertising impact of the new Media division on accounts receivable.
Investing Activities

	Three months ended August 31,			Year ended August 31,
($000’s Cdn)	2011	2010	Increase	2011	2010	Decrease
Cash flow used in investing activities	(284,357)	(78,246)	(206,111)	(1,349,874)	(1,713,839)	363,965
The cash used in investing activities increased over the comparable quarter due to the proceeds received on sale of a Government of Canada bond in the prior year. On an annual basis, the cash required for investing activities decreased over the prior year due to the cash outlay of $744.1 million in the prior year in respect of the Company’s initial investment in CW Media and the Mountain Cable business acquisition in Hamilton, Ontario partially offset by amounts paid to complete the acquisition of the broadcasting businesses of Canwest and higher capital expenditures and inventories in the current year.

Shaw Communications Inc.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended August 31,		Year ended August 31,
(In $millions Cdn)	2011	2010	2011	2010
Bank loans — net borrowings (repayments)	—	(5.3)	—	—
Issuance of Cdn $500 million 5.50% senior notes	—	—	498.2	—
Issuance of Cdn $800 million 6.75% senior notes	—	—	778.9	—
Issuance of Cdn $1.25 billion 5.65% senior notes	—	—	—	1,246.0
Issuance of Cdn $650 million 6.75% senior notes	—	—	—	645.6
Issuance of preferred shares	—	—	300.0	—
Senior notes and preferred shares issuance costs	(0.7)	—	(17.3)	(10.1)
Repayment of CW Media US $389.6 million term loan	—	—	(394.9)	—
Redemption of CW Media US $338.3 million 13.5% senior notes	(277.5)	—	(333.9)	—
Redemption of US $440 million 8.25% senior notes	—	—	—	(465.5)
Redemption of US $225 million 7.25% senior notes	—	—	—	(238.1)
Redemption of US $300 million 7.20% senior notes	—	—	—	(312.6)
Payments on cross-currency agreements	—	—	—	(291.9)
Debt retirement costs	—	—	—	(79.5)
Senior notes prepayment premium	(18.9)	—	(19.5)	—
Dividends paid to common shareholders	(70.5)	(95.2)	(352.0)	(372.1)
Distributions paid to non-controlling interests	(7.6)	—	(21.9)	—
Repayment of Partnership debt	(0.2)	(0.1)	(0.6)	(0.5)
Issue of Class B Non-Voting Shares	13.5	7.8	45.9	47.1
Purchase of Class B Non-Voting Shares for cancellation	—	—	—	(118.1)

	(361.9)	(92.8)	482.9	50.3

SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

			Net income
			from			Basic and
			continuing			diluted	Basic
			operations	Net income		earnings per	and
		Operating	attributable	attributable		share from	diluted
($000’s Cdn except		income before	to common	to common	Net	continuing	earnings
per share amounts)	Revenue	amortization(1)	shareholders	shareholders	income(2)	operations	per share
2011
Fourth	1,180,699	476,229	164,458	80,709	82,488	0.37	0.18
Third	1,284,688	581,063	196,187	194,860	202,670	0.45	0.45
Second	1,196,611	499,400	165,101	161,490	167,299	0.38	0.37
First	1,078,905	474,136	17,218	16,642	20,332	0.04	0.04
2010
Fourth	938,872	424,458	122,551	121,575	121,575	0.28	0.28
Third	943,632	435,912	158,284	158,216	158,216	0.37	0.37
Second	929,142	424,825	138,712	138,712	138,712	0.32	0.32
First	905,934	474,952	114,229	114,229	114,229	0.26	0.26

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Net income attributable to both common shareholders and non-controlling interests.

Shaw Communications Inc.
Generally, revenue and operating income before amortization have grown quarter-over-quarter mainly due to customer growth and price changes with the exception of the second and fourth quarters of 2010 and fourth quarter of 2011. In the fourth quarter of 2011, revenue and operating income declined by $104.0 million and $104.8 million, respectively, due to the cyclical nature of the Media business with lower advertising revenues in the summer months. In the fourth quarter of 2010, revenue and operating income before amortization declined by $4.8 million and $11.5 million, respectively, due to customer growth offset by timing of On-Demand events, increased promotional activity and timing of certain expenses including maintenance and costs related to customer growth. Operating income before amortization decreased by $50.1 million in the second quarter of 2010 due to the impact of the one-time Part II fee recovery of $75.3 million recorded in the previous quarter.
Net income has fluctuated quarter-over-quarter primarily as a result of the growth in operating income before amortization described above and the impact of the net change in non-operating items. The first quarter of the current year was also impacted by the acquisition of the Canwest broadcasting businesses. As a result, net income declined by $101.2 million in the first quarter of 2011 as the higher operating income before amortization of $50.2 million due to the contribution from the new Media division and lower income taxes of $32.1 million were offset by the CRTC benefit obligation of $139.1 million and acquisition, integration and restructuring costs of $58.1 million. Net income increased by $147.0 million in the second quarter of 2011 due to the impact of the Canwest broadcasting business acquisition in the immediately preceding quarter and higher operating income before amortization and foreign exchange gain on unhedged long-term debt, the total of which was partially offset by increases in interest expense, loss on derivative instruments and income tax expense. During the third quarter of 2011, net income increased by $35.4 million due to higher operating income before amortization and a lower loss on derivative instruments partially offset by increased income taxes, a lower foreign exchange gain on unhedged long-term debt and the impact of the restructuring activities undertaken by the Company. In the fourth quarter of 2011, net income declined by $120.2 million due to lower operating income before amortization of $104.8 million and the loss of $82.4 million in respect of the wireless discontinued operations partially offset by the gain on redemption of debt and the aforementioned restructuring activities in the previous quarter. Net income increased by $24.5 million in the second quarter of 2010 mainly due to items recorded in the first quarter which included debt retirement costs of $81.6 million in respect of the US senior note redemptions, a loss on derivative instruments of $44.4 million, the one-time Part II fee recovery of $75.3 million and an income tax recovery of $17.6 million related to reductions in corporate income tax rates. During the third quarter of 2010, net income increased by $19.5 million mainly due to higher operating income before amortization and lower amortization. Net income declined by $36.6 million in the fourth quarter of 2010 due to lower operating income before amortization of $11.5 million and higher amortization expense of $14.7 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2010 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as follows.

Shaw Communications Inc.
Adoption of accounting policies for Shaw Media
The following accounting policies have been adopted for the Company’s new television broadcasting operations (Shaw Media).
Revenue
Subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.
Program Rights and Advances
Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses.
CRTC Benefit Obligations
The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the consolidated statement of income and retained earnings.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Shaw Communications Inc.
Embedded Derivative Instruments
Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.
Adoption of recent accounting pronouncements
Business Combinations
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.
Consolidated Financial Statements and Non-controlling Interests
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.

Shaw Communications Inc.
Recent accounting pronouncements:
International Financial Reporting Standards
In February 2008, the CICA Accounting Standards Board (“AScB”) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning
This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.

Design and development — key elements
This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders.

During 2009, the Company completed its preliminary identification and assessment of accounting and reporting differences. In addition, training was provided to certain key employees involved in or directly impacted by the conversion process.

During 2010, the assessment of the impact on information systems and design phase of system changes were completed and the implementation phase commenced. The Company completed further in-depth evaluations of those areas initially identified as being potential accounting and reporting differences, as well as the evaluation of IFRS 1 elections/exemptions which are discussed below.

During 2011, the Company completed its assessment of key differences and is in the process of finalizing the quantitative impact on the opening balance sheet and the quarterly periods.

Implementation
This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions will incorporate required revisions to internal controls during the changeover and on an on-going basis.

Shaw Communications Inc.
In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date. The IASB will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.
The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position. On adoption of IFRS, the significant optional exemptions being considered by the Company are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to apply IFRS 3 prospectively from its transition date and elect not to restate any business combinations that occurred prior to September 1, 2010.

Employee benefits	The Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans as at September 1, 2010 in opening retained earnings.

Borrowing costs	The Company expects to elect to apply IAS 23 “Borrowing Costs” prospectively from September 1, 2010.
Management is in the process of finalizing the quantitative impact of the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Set out below are the key areas where changes in accounting policies are expected to impact the Company’s consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas management believes to be most significant. However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements. Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences.
The following significant differences between Canadian GAAP and IFRS have been identified that are expected to impact the Company’s financial statements. This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable.

Shaw Communications Inc.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.
Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	IAS 1 requires additional disclosures in the notes to financial statements.

Share-based Payments (IFRS 2)
IFRS 2 requires cash-settled awards to employees be measured at fair value at the initial grant date and re-measured at fair value at the end of each reporting period. IFRS 2 also requires the fair value of stock-based compensation awards to be recognized using a graded vesting method based on the vesting period of the options.

Income Taxes (IAS 12)	IAS 12 recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)
IAS 19 requires past service costs of defined benefit plans to be expensed on an accelerated basis, with vested past service costs immediately expensed and unvested past service costs amortized on a straight line basis until benefits become vested.

IAS 19 has an accounting policy choice that allows the Company to recognize actuarial gains and losses using one of the following methods:

•   in net income using the corridor approach amortized over the expected average remaining working lives,

•   in net income on a systematic basis for faster recognition, including immediate recognition of all actuarial gains and losses, or

•   to recognize them in other comprehensive income, as they occur.

The Company is currently reviewing the impact of the accounting policy choice for recognition of actuarial gains and losses.

Impairment of Assets (IAS 36)
IAS 36 uses a one-step approach for the identification and measurement of impairment of assets. The carrying value of assets is compared to the greater of its fair value less costs to sell and value in use, which is based on the net present value of future cash flows. Impairment of assets, other than goodwill, is reversed in a subsequent period if circumstances change such that the previously determined impairment is reduced or eliminated.

Shaw Communications Inc.

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Provisions, Contingent Liabilities and Contingent Assets (IAS 37)	IAS 37 uses a different threshold for recognition of a contingent liability that could impact the timing of when a provision may be recorded.

Intangible Assets (IAS 38)	IAS 38 prohibits the amortization of indefinite-lived intangibles and reinstatement of previous amortization is required.
2012 GUIDANCE
With respect to 2012 guidance, the Company expects continued growth in revenue and operating income before amortization across all divisions. Investing in the various strategic initiatives is expected to increase capital over 2011 spend levels, excluding wireless. Combined with higher CRTC benefit obligation funding and cash taxes, including increased cash taxes related to the recent tax changes with respect to partnership deferrals, free cash flow is expected to decline moderately from 2011 and is estimated to approximate $550 million.
Certain important assumptions for 2012 guidance purposes include: continued overall customer growth; stable pricing environment for Shaw’s products relative to current rates; no significant market disruption or other significant changes in economic conditions, competition or regulation that would have a material impact; stable advertising demand and rates; cash income taxes to be paid or payable in 2012; and a stable regulatory environment.
See the following section entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.
Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, industry structure and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.
You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market or business conditions; opportunities that may be presented to and pursued by Shaw; Shaw’s ability to execute its strategic plans; changing conditions in the entertainment, information and communications industries; industry trends; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.
The Corporation provides certain financial guidance for future performance as the Corporation believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.
Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	August 31, 2011	August 31, 2010

ASSETS
Current
Cash and cash equivalents	443,427	216,735
Accounts receivable	442,817	196,415
Inventories	96,945	53,815
Other current assets	236,771	33,844
Derivative instruments	1,560	66,718
Asset held for sale [note 3]	15,000	—
Future income taxes	25,798	27,996

	1,262,318	595,523
Investments and other assets	13,314	743,273
Property, plant and equipment	3,200,200	3,004,649
Other long-term assets	257,768	232,843
Asset held for sale [note 3]	1,000	—
Future income taxes	21,810	—
Intangibles
Broadcast rights and licenses [note 3]	6,467,369	5,061,153
Program rights	67,064	—
Spectrum licenses	190,912	190,912
Goodwill [note 3]	814,808	169,143
Other intangibles	229,314	156,469

	12,525,877	10,153,965

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	794,984	623,070
Income taxes payable	12,357	170,581
Unearned revenue	154,567	145,491
Current portion of long-term debt [note 4]	594	557
Current portion of derivative instruments	7,508	79,740
Other liability [note 9]	161,271	—

	1,131,281	1,019,439
Long-term debt [note 4]	5,255,960	3,981,671
Other long-term liabilities [note 9]	351,122	291,500
Derivative instruments	—	6,482
Deferred credits	630,341	632,482
Future income taxes	1,699,325	1,451,859

	9,068,029	7,383,433

Shareholders’ equity
Share capital [note 5]	2,633,459	2,250,498
Contributed surplus [note 5]	65,498	53,330
Retained earnings	516,462	457,728
Accumulated other comprehensive income [note 7]	1,467	8,976
Non-controlling interests	240,962	—

	3,457,848	2,770,532

	12,525,877	10,153,965

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS
(unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars except per share amounts]	2011	2010	2011	2010

Revenue [note 2]	1,180,699	938,872	4,740,903	3,717,580
Operating, general and administrative expenses	704,470	514,414	2,710,075	1,957,433

Operating income before amortization [note 2]	476,229	424,458	2,030,828	1,760,147
Amortization:
Deferred IRU revenue	3,136	3,136	12,546	12,546
Deferred equipment revenue	27,255	29,031	106,628	120,639
Deferred equipment costs	(51,956)	(54,568)	(204,712)	(228,714)
Deferred charges	(257)	(257)	(1,025)	(1,025)
Property, plant and equipment	(151,655)	(141,704)	(604,214)	(526,432)
Other intangibles	(12,454)	(8,907)	(45,210)	(33,285)

Operating income	290,298	251,189	1,294,841	1,103,876
Amortization of financing costs — long-term debt	(1,096)	(957)	(4,302)	(3,972)
Interest expense [note 2]	(87,941)	(62,504)	(331,584)	(248,011)

	201,261	187,728	958,955	851,893
Debt retirement costs	—	—	—	(81,585)
Gain on redemption of debt [note 3]	22,771	—	32,752	—
CRTC benefit obligation [note 3]	—	—	(139,098)	—
Business acquisition, integration and restructuring expenses [notes 3 and 10]	(405)	—	(90,648)	—
Gain (loss) on derivative instruments	3,758	619	(22,022)	(45,164)
Accretion of long-term liabilities	(4,113)	(645)	(14,975)	(2,142)
Foreign exchange gain (loss) on unhedged long-term debt	(6,681)	—	16,695	—
Other gains (losses)	4,144	(2,829)	11,022	5,513

Income before income taxes	220,735	184,873	752,681	728,515
Current income tax expense [note 2]	49,371	40,435	209,649	167,767
Future income tax expense (recovery)	5,238	13,337	(4,820)	15,722

Income before the following	166,126	131,101	547,852	545,026
Equity income (loss) on investees	111	(8,550)	14,200	(11,250)

Net income from continuing operations	166,237	122,551	562,052	533,776
Loss from discontinued operations [note 3]	(83,749)	(976)	(89,263)	(1,044)

Net income	82,488	121,575	472,789	532,732

Net income attributable to:
Common shareholders	80,709	121,575	453,701	532,732
Non-controlling interests	1,779	—	19,088	—

	82,488	121,575	472,789	532,732

Retained earnings, beginning of period	539,743	431,380	457,728	382,227
Net income attributable to common shareholders	80,709	121,575	453,701	532,732
Reduction on Class B Non-Voting Shares purchased for cancellation	—	—	—	(85,143)
Dividends — Class A Shares and Class B Non-Voting Shares	(100,366)	(95,227)	(391,343)	(372,088)
Dividends — Preferred Shares	(3,624)	—	(3,624)	—

Retained earnings, end of period	516,462	457,728	516,462	457,728

Earnings per share — basic and diluted [note 6]
Earnings per share from continuing operations	0.37	0.28	1.24	1.23
Loss per share from discontinued operations	(0.19)	—	(0.21)	—

Earnings per share	0.18	0.28	1.03	1.23

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars]	2011	2010	2011	2010

Net income	82,488	121,575	472,789	532,732

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	1,097	8,591	(11,770)	(43,631)
Adjustment for hedged items recognized in the period	1,685	1,001	4,274	13,644
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	—	—	—	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	—	—	—	42,658
Unrealized gain on available-for-sale investment	(9)	876	(10)	380
Reclassification of realized gain to income on disposal of available-for-sale investment	—	(380)	—	(380)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	—	1	(3)	(1)

	2,773	10,089	(7,509)	47,610

Comprehensive income	85,261	131,664	465,280	580,342

Comprehensive income attributable to:
Common shareholders	83,482	131,664	446,192	580,342
Non-controlling interests	1,779	—	19,088	—

	85,261	131,664	465,280	580,342

Accumulated other comprehensive income (loss), beginning of period	(1,306)	(1,113)	8,976	(38,634)
Other comprehensive income (loss)	2,773	10,089	(7,509)	47,610

Accumulated other comprehensive income, end of period	1,467	8,976	1,467	8,976

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended August 31,		Year ended August 31,
[thousands of Canadian dollars]	2011	2010	2011	2010

OPERATING ACTIVITIES [note 8]
Funds flow from continuing operations	358,391	328,741	1,443,179	1,376,799
Net increase in non-cash working capital balances related to continuing operations	109,342	88,129	(201,528)	81,852

	467,733	416,870	1,241,651	1,458,651

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(202,862)	(195,642)	(704,461)	(675,036)
Additions to equipment costs (net) [note 2]	(33,021)	(26,087)	(119,933)	(98,308)
Additions to other intangibles [note 2]	(19,522)	(11,920)	(64,727)	(37,200)
Net reduction (addition) to inventories	(17,187)	(1,796)	(43,130)	(1,261)
Business acquisitions [note 3]	(32,180)	—	(452,630)	(158,805)
Purchase of Government of Canada bond	—	—	—	(158,968)
Proceeds on sale of Government of Canada bond	—	159,405	—	159,405
Proceeds on disposal of property, plant and equipment [note 2]	19,558	169	26,826	430
Proceeds from (addition to) investments and other assets	857	(2,375)	8,181	(744,096)

	(284,357)	(78,246)	(1,349,874)	(1,713,839)

FINANCING ACTIVITIES
Decrease in bank indebtedness	—	(5,262)	—	—
Increase in long-term debt, net of discounts	—	—	2,352,115	1,891,656
Senior notes and preferred shares issuance costs	(747)	(32)	(17,339)	(10,109)
Senior notes redemptions and repayments	(277,508)	—	(333,928)	(1,016,170)
Other debt repayments	(148)	(139)	(1,470,511)	(541)
Payments on cross-currency agreements	—	—	—	(291,920)
Debt retirement costs	(18,918)	—	(19,482)	(79,488)
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 5]	13,491	7,835	45,940	47,126
Issue of Preferred Shares [note 5]	—	—	300,000	—
Purchase of Class B Non-Voting Shares for cancellation	—	—	—	(118,150)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(70,538)	(95,227)	(351,980)	(372,088)
Distributions paid to non-controlling interests	(7,550)	—	(21,950)	—

	(361,918)	(92,825)	482,865	50,316

Effect of currency translation on cash balances and cash flows	—	1	—	—

Increase (decrease) in cash from continuing operations	(178,542)	245,800	374,642	(204,872)
Decrease in cash from discontinuing operations [note 3]	(10,992)	(29,065)	(147,950)	(31,630)

Increase (decrease) in cash	(189,534)	216,735	226,692	(236,502)
Cash, beginning of the period	632,961	—	216,735	453,237

Cash, end of the period	443,427	216,735	443,427	216,735

Cash includes cash and cash equivalents
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2010.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of accounting policies for Shaw Media
The following accounting policies have been adopted for the Company’s new television broadcasting operations (Shaw Media).
Revenue
Subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.
Program Rights and Advances
Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses.
CRTC Benefit Obligations
The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the income statement.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Embedded Derivative Instruments
Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.
Adoption of recent accounting pronouncements
Business Combinations
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.
Consolidated Financial Statements and Non-controlling Interests
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); television broadcasting (Shaw Media); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of these operations are substantially located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended August 31,		Year ended August 31,
	2011	2010	2011	2010
	$	$	$	$
Revenue
Cable	783,551	742,471	3,095,456	2,931,976
DTH	187,506	180,624	745,350	721,952
Satellite Services	20,187	20,392	82,181	82,600
Media	209,454	—	890,913	—

	1,200,698	943,487	4,813,900	3,736,528
Intersegment eliminations	(19,999)	(4,615)	(72,997)	(18,948)

	1,180,699	938,872	4,740,903	3,717,580

Operating income (expenditures) before amortization (1) (4)
Cable	392,384	355,608	1,491,700	1,453,429
DTH	61,409	58,923	245,176	264,914
Satellite Services	10,552	9,927	42,391	41,804
Media	11,884	—	251,561	—

	476,229	424,458	2,030,828	1,760,147

Interest (2)
Cable	61,261	52,131	231,678	213,898
DTH and Satellite Services	6,562	6,563	25,952	26,251
Media	15,642	—	53,237	—
Wireless	4,157	3,481	19,426	6,536
Burrard Landing Lot 2 Holdings Partnership	319	329	1,291	1,326

	87,941	62,504	331,584	248,011

Cash taxes (3)
Cable	29,500	16,995	163,600	136,000
DTH and Satellite Services	14,084	6,000	51,400	44,000
Media	2,400	—	24,600	—
Other/non-operating	3,387	17,440	(29,951)	(12,233)

	49,371	40,435	209,649	167,767

(1)	The twelve months ended August 31, 2010 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

(2)
The Company reports interest on a segmented basis for Cable, Media, Wireless and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services. Effective August 31, 2011, Wireless is presented as discontinued operations with restatement of comparative periods. Interest was allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs, and therefore, has not been included in the loss from discontinued operations.

(3)	The Company reports cash taxes on a segmented basis for Cable, Media and combined satellite only. It does not report cash taxes on a segmented basis for DTH and Satellite Services.

(4)
The presentation of segmented operating income (expenditures) before amortization for 2010 has been adjusted to include on a gross basis intersegment transactions. As a result, for the three months ended, operating income before amortization for Cable and DTH have decreased by $858 and $17, respectively and increased by $875 for Satellite Services, and for the twelve months ended operating income before amortization for Cable and DTH have decreased by $3,398 and $102, respectively and increased by $3,500 for Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ending August 31,		Year ending August 31,
	2011	2010	2011	2010
	$	$	$	$
Capital expenditures accrual basis
Cable	216,301	250,673	677,375	739,136
Satellite (net of equipment profit)	27,085	1,328	31,482	5,252
Media	12,554	—	27,060	—

	255,940	252,001	735,917	744,388

Equipment costs (net of revenue)
Cable	6,576	5,070	31,442	17,949
Satellite	21,846	21,017	75,341	80,359

	28,422	26,087	106,783	98,308

Capital expenditures and equipment costs (net)
Cable	222,877	255,743	708,817	757,085
Satellite	48,931	22,345	106,823	85,611
Media	12,554	—	27,060	—

	284,362	278,088	842,700	842,696

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	202,862	195,642	704,461	675,036
Additions to equipment costs (net)	33,021	26,087	119,933	98,308
Additions to other intangibles	19,522	11,920	64,727	37,200

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	255,405	233,649	889,121	810,544
Increase (decrease) in working capital related to capital expenditures and equipment costs (net)	49,317	45,454	(16,679)	35,656
Less: Proceeds on disposal of property, plant and equipment	(19,558)	(169)	(26,826)	(430)
Less: Satellite equipment profit (1)	(802)	(812)	(2,916)	(3,040)
Less: Partnership capital expenditures (2)	—	(34)	—	(34)

Total capital expenditures and equipment costs (net) reported by segments	284,362	278,088	842,700	842,696

(1)
The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

(2)
Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”) capital expenditures which the Company is required to proportionately consolidate. As the Partnership’s operations are self funded, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	August 31, 2011
			Satellite
	Cable	DTH	Services	Media	Total
	$	$	$	$	$
Segment assets	7,249,671	861,424	502,810	2,830,944	11,444,849

Corporate assets					1,065,028
Asset held for sale					16,000

Total assets					12,525,877

	August 31, 2010
			Satellite
	Cable	DTH	Services	Media	Total
	$	$	$	$	$
Segment assets	7,111,526	844,502	483,404	739,125	9,178,557

Corporate assets					878,694
Wireless					96,714

Total assets					10,153,965

3. BUSINESS ACQUISITIONS AND DISCONTINUED OPERATIONS
Business acquisitions

	August 31, 2011
		Cumulative equity
	Cash(1)	income	Total
	$	$	$
Television broadcasting businesses (i)	1,208,112	2,180	1,210,292
Cable systems (ii)	35,652	—	35,652

	1,243,764	2,180	1,245,944

(1)
The cash consideration for the television broadcasting businesses includes $708,000 paid in 2010 for the Company’s initial equity investment in CW Media and an option to acquire an additional equity interest. The acquisition-date fair value of the Company’s initial equity investment approximated $549,000 compared to its carrying value of $558,500 under the equity method of accounting which resulted in an amount of approximately $9,500 related to transaction costs which are included in business acquisition, integration and restructuring expenses in the income statement.

(i)
On May 3, 2010 the Company announced that it had entered into agreements to acquire 100% of the broadcasting businesses of Canwest Global Communications Corp. (“Canwest”). The acquisition includes all of the over-the-air channels, which were in creditor protection, and the specialty television business of Canwest, including Canwest’s equity interest in CW Investments Co. (“CW Media”), the company that owns the portfolio of specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. During 2010, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media. On October 22, 2010, the CRTC approved the transaction and the Company closed the purchase on October 27, 2010. Certain of the subsidiary specialty channels continue to have non-controlling interests. The purpose of the acquisition is to combine programming content with the Company’s cable and satellite distribution network to create a vertically integrated entertainment and communications company.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]

The transaction has been accounted for using the acquisition method and results of operations have been included commencing October 27, 2010. These broadcasting businesses have contributed $890,913 of revenue and $251,561 of operating income before amortization for the period from October 27 to August 31, 2011. If the acquisition had closed on September 1, 2010, the Media revenue and operating income before amortization for the year would have been approximately $1,075,000 and $325,000, respectively. Net income is not determinable due to emergence of certain portions of the business from bankruptcy protection.

In the current year, acquisition related costs of $60,882 have been expensed and include amounts incurred to effect the transaction, such as professional fees paid to lawyers and consultants, as well as restructuring costs to integrate the new businesses and increase organizational effectiveness for future growth as well as senior leadership reorganization.

As part of the CRTC decision approving the transaction, the Company is required to contribute approximately $180,000 in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Canwest services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The obligation has been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using a 5.75% discount rate. In addition, the Company assumed the CRTC benefit obligation from Canwest’s acquisition of Specialty services in 2007 which was a remaining commitment of approximately $95,000 on acquisition.

A summary of net assets acquired and allocation is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	83,134
Receivables	296,665
Other current assets (1)	235,627
Future income taxes (7)	51,118
Derivative instrument	15,765
Investments and other assets	15,958
Property, plant and equipment	140,617
Intangibles (2)	1,567,259
Goodwill, not deductible for tax (3)	641,365

3,047,508
Current liabilities (1)	(283,022)
Current debt (4)	(399,065)
Derivative instruments (4)	(81,975)
Non-current liabilities	(104,509)
Future income taxes (7)	(311,298)
Long-term debt (5)	(411,633)
Non-controlling interests (6)	(245,714)

1,210,292

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]

(1)
The Company acquired a remaining tax indemnity amount of $25,906 as part of the acquisition. The indemnity arose in 2007 as part of Canwest’s acquisition of Specialty services where a wholly-owned subsidiary of CW Media entered into an agreement pursuant to which certain of the parties agreed to indemnify the company in respect of certain tax liabilities. A corresponding income tax liability was also assumed which according to the terms of the agreement, will be recovered from other parties to the agreement if and when the liabilities are settled.

(2)	Intangibles include broadcast licenses, brands, program rights, a trademark and software assets.

(3)
Goodwill comprises the value of expected efficiencies from combining programming content and distribution businesses into vertically integrated operations, growth expectations and an assembled workforce.

(4)	Current debt was comprised of a US $389,636 term loan. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related currency swaps.

(5)
The US $312,000 13.5% senior unsecured notes were originally issued on July 3, 2008. For periods up to August 15, 2011, interest was accrued, however was not payable until maturity unless CW Media elected to do so. As at acquisition date, US $26,306 of accrued interest remained outstanding and was included in the principal debt balance with respect to the period July 3, 2008 to February 15, 2009.

Within 30 days of closing the transaction, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US $338,306 senior unsecured notes in accordance with a related indenture. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51,620 face amount was tendered under the offer and purchased by the Company during the second quarter for cancellation for an aggregate price of US $59,135, including accrued interest and repurchase premium. During the fourth quarter, the Company elected to redeem the remaining outstanding US $260,380 face amount at 106.75% as set out under the terms of the indenture at an effective purchase price of US $1,230.70 for each US $1,000 face amount for an aggregate purchase price of US $320,449, including accrued interest and prepayment premium. As a result, the Company recorded gains of $9,981 and $22,771 during the second and fourth quarters respectively. The $32,752 gain resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $57,359 partially offset by the 1% repurchase and 6.75% redemption premiums totaling $19,465, other redemption costs of $17 and $5,124 in respect of the write-off of the embedded derivative instrument associated with the early prepayment option.

(6)
Non-controlling interests in certain of the subsidiary specialty channels were assumed as part of the acquisition and are recorded at their proportionate share of the fair value of identifiable net assets acquired.

(7)
Future income tax asset includes both current and non-current portions of $26,882 and $24,236, respectively. The preliminary amounts assigned to future incomes taxes were subsequently adjusted by $29,144 primarily due to finalization of valuation allowances in respect of loss carryforwards.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]

(ii)
During the first and fourth quarters, the Company purchased the assets of several cable systems serving approximately 7,300 basic subscribers in the interior of British Columbia. These assets were purchased as they compliment the Company’s existing surrounding cable systems. Goodwill comprises the value of expected synergies and future growth opportunities. The transaction has been accounted for using the acquisition method and results of operations have been included from their respective acquisition dates. These assets have contributed approximately $1,700 of revenue and $685 of operating income before amortization in 2011. The purchase price may be impacted by settlement of final closing adjustments for working capital. A summary of net assets acquired is as follows:

$
Net assets acquired at assigned fair values
Property, plant and equipment	9,295
Broadcast rights	23,916
Other intangibles	305
Goodwill, not deductible for tax	4,300

37,816
Working capital deficiency	(364)
Other liability	(1,800)

35,652

Discontinued operations
During the fourth quarter, the Company completed a strategic review of its wireless business opportunity including the potential value of wireless with its other operating segments, the rapid evolution of wireless technologies, the capital required to build a competitive network and recent changes in the wireless competitive environment. As a result, the Company decided to discontinue any further construction of its wireless network. Accordingly, the assets were measured at the lower of carrying amount and estimated fair value less costs to sell resulting in a write-down of $111,492 and classification of $16,000 as assets held for sale. The Company has determined the carrying value of the wireless spectrum licenses continues to be appropriate and intends to hold these assets while it reviews all options. The results of operations and related cash flows have been reported as discontinued operations with restatement of the comparative periods.
The loss from discontinued operations is comprised of the following:

	Three months ended August 31,		Year ended August 31,
	2011	2010	2011	2010
	$	$	$	$
Operating expenditures	258	1,306	7,404	1,396
Amortization expense	419	—	905	—
Write-down of assets	111,492	—	111,492	—
Income tax recovery	(28,420)	(330)	(30,538)	(352)

Loss from discontinued operations	83,749	976	89,263	1,044

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
The cash flow used in discontinued operations is comprised of the following:

	Three months ended August 31,		Year ended August 31,
	2011	2010	2011	2010
	$	$	$	$
Cash used in operating activities	361	1,402	10,486	1,492
Cash used in investing activities	10,631	27,663	137,464	30,138

Decrease in cash from discontinued operations	10,992	29,065	147,950	31,630

4. LONG-TERM DEBT

		August 31, 2011			August 31, 2010
		Long-term		Long-term	Long-term		Long-term
	Effective	debt at	Adjustment	debt	debt at	Adjustment	debt
	interest	amortized	for finance	repayable at	amortized	for finance	repayable at
	rates	cost(1)	costs(1)	maturity	cost (1)	costs (1)	maturity
	%	$	$	$	$	$	$
Corporate
Cdn Senior notes-
6.50% due June 2, 2014	6.56	596,170	3,830	600,000	594,941	5,059	600,000
5.70% due March 2, 2017	5.72	396,630	3,370	400,000	396,124	3,876	400,000
6.10% due November 16, 2012	6.11	448,746	1,254	450,000	447,749	2,251	450,000
6.15% due May 9, 2016	6.34	294,036	5,964	300,000	292,978	7,022	300,000
5.65% due October 1, 2019	5.69	1,241,477	8,523	1,250,000	1,240,673	9,327	1,250,000
6.75% due November 9, 2039 (2)	6.89	1,415,823	34,177	1,450,000	641,684	8,316	650,000
7.50% due November 20, 2013	7.50	347,938	2,062	350,000	347,129	2,871	350,000
5.50% due December 7, 2020 (3)	5.55	495,341	4,659	500,000	—	—	—

		5,236,161	63,839	5,300,000	3,961,278	38,722	4,000,000

Other subsidiaries and entities
Burrard Landing Lot 2 Holdings Partnership	6.31	20,393	64	20,457	20,950	83	21,033

Total consolidated debt		5,256,554	63,903	5,320,457	3,982,228	38,805	4,021,033
Less current portion (4)		594	19	613	557	19	576

		5,255,960	63,884	5,319,844	3,981,671	38,786	4,020,457

(1)	Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $63,903 (August 31, 2010 — $38,805).

(2)
On each of December 7, 2010 and February 17, 2011, the Company issued an additional $400,000 under the reopened 6.75% senior unsecured notes due 2039. The effective interest rate on the aggregate $1,450,000 senior notes is 6.89% due to discounts on the issuances.

(3)
On December 7, 2010, the Company issued $500,000 senior notes at a rate of 5.50% due December 7, 2020. The effective rate is 5.55% due to the discount on the issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium. In conjunction with the senior notes issuances in December 2010, the unsecured $500,000 revolving credit facility was cancelled.

(4)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
5. SHARE CAPITAL
Issued and outstanding
Changes in share capital during the year ended August 31, 2011 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2010	22,520,064	2,468	410,622,001	2,248,030	—	—
Issued upon stock option plan exercises	—	—	2,690,118	50,403	—	—
Issued pursuant to dividend reinvestment plan	—	—	1,904,229	39,363	—	—
Issued pursuant to prospectus supplement	—	—	—	—	12,000,000	300,000
Share issue costs, net of tax	—	—	—	—	—	(6,805)

August 31, 2011	22,520,064	2,468	415,216,348	2,337,796	12,000,000	293,195

Preferred shares
On May 31, 2011, the Company issued 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Preferred Shares”) at a price of $25.00 per Preferred Share for aggregate gross proceeds of $300,000. The Preferred Shares were offered by way of prospectus supplement to the short form base shelf prospectus dated November 18, 2010.
Holders of the Preferred Shares are entitled to receive, as and when declared by the Company’s board of directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. Holders of the Series B Preferred Shares will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s board of directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.
Preferred shares are classified as equity since redemption is at the Company’s option and payment of dividends is at the Company’s discretion.
Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to August 31, 2011 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. To date 16,794,703 Class B Non-Voting Shares have been issued under the plan. During the year ended August 31, 2011, 2,690,118 options were exercised for $45,940.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
The changes in options for the year ended August 31, 2011 are as follows:

		Weighted average
		exercise price
	Number	$
Outstanding, beginning of period	23,993,150	20.48
Granted	3,269,000	20.91
Forfeited	(2,601,632)	20.88
Exercised	(2,690,118)	17.08

Outstanding, end of period	21,970,400	20.91

The following table summarizes information about the options outstanding at August 31, 2011:

		Weighted
		average	Weighted		Weighted
	Number	remaining	average exercise	Number	average
Range of prices	outstanding	contractual life	price	exercisable	exercise price
$8.69	20,000	2.14	$8.69	20,000	$8.69
$14.85 - $22.27	14,594,400	7.15	$19.13	7,303,650	$18.31
$22.28 - $26.20	7,356,000	6.01	$24.49	5,839,375	$24.45
The weighted average estimated fair value at the date of the grant for options granted was $3.15 per option (2010 — $2.89 per option) and $3.13 per option (2010 — $2.94 per option) for the three months and year ended, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ended August 31,		Year ended August 31,
	2011	2010	2011	2010
Dividend yield	4.36%	4.59%	4.32%	4.52%
Risk-free interest rate	2.25%	2.57%	2.19%	2.52%
Expected life of options	5 years	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	25.5%	25.8%	25.8%	25.9%

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Contributed surplus
The changes in contributed surplus are as follows:

Year ended
August 31, 2011
$
Balance, beginning of period	53,330
Stock-based compensation	16,631
Stock options exercised	(4,463)

Balance, end of period	65,498

Dividend reinvestment plan
The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. During the third quarter, the Company announced that the Class B Non-Voting Shares distributed under its DRIP would be new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. Previously, the Class B Non-Voting Shares were acquired in the open market at prevailing market prices. The change was effective for the May 30, 2011 dividend payment.
6. EARNINGS PER SHARE
Earnings (loss) per share calculations are as follows:

	Three months ending August 31,		Year ending August 31,
	2011	2010	2011	2010
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	166,237	122,551	562,052	533,776
Deduct: net income attributable to non-controlling interests	(1,779)	—	(19,088)	—
Deduct: dividends on Preferred Shares	(3,624)	—	(3,624)	—

Net income from continuing operations attributable to common shareholders	160,834	122,551	539,340	533,776
Net loss from discontinued operations attributable to common shareholders	(83,749)	(976)	(89,263)	(1,044)

Net income attributable to common shareholders	77,085	121,575	450,077	532,732

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	436,467	432,913	434,881	432,675
Effect of dilutive securities	916	1,115	1,071	1,207

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	437,383	434,028	435,952	433,882

Earnings per share — basic and diluted ($)
Earnings per share from continuing operations	0.37	0.28	1.24	1.23
Loss per share from discontinued operations	(0.19)	—	(0.21)	—

Earnings per share	0.18	0.28	1.03	1.23

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
7. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the year ended August 31, 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(14,322)	2,552	(11,770)
Adjustment for hedged items recognized in the period	5,880	(1,606)	4,274
Unrealized loss on available-for-sale investment	(12)	2	(10)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(3)	—	(3)

	(8,457)	948	(7,509)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	1,513	(416)	1,097
Adjustment for hedged items recognized in the period	2,324	(639)	1,685
Unrealized loss on available-for-sale investment	(11)	2	(9)

	3,826	(1,053)	2,773

Components of other comprehensive income (loss) and the related income tax effects for the year ended August 31, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(53,131)	9,500	(43,631)
Adjustment for hedged items recognized in the period	19,484	(5,840)	13,644
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized gain on available-for-sale investment	437	(57)	380
Reclassification of realized gain to income on disposal of available-for-sale investment	(437)	57	(380)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	—	(1)

	56,978	(9,368)	47,610

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Components of other comprehensive income (loss) and the related income tax effects for the three months ended August 31, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	9,955	(1,364)	8,591
Adjustment for hedged items recognized in the period	1,416	(415)	1,001
Unrealized gain on available-for-sale investment	1,007	(131)	876
Reclassification of realized gain to income on disposal of available-for-sale investment	(437)	57	(380)
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	1	—	1

	11,942	(1,853)	10,089

Accumulated other comprehensive income (loss) is comprised of the following:

	August 31, 2011	August 31, 2010
	$	$
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	346	349
Fair value of derivatives	1,131	8,627
Unrealized loss on available-for-sale investment	(10)	—

	1,467	8,976

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
8. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from continuing operations

	Three months ended August 31,		Year ended August 31,
	2011	2010	2011	2010
	$	$	$	$

Net income from continuing operations	166,237	122,551	562,052	533,776
Adjustments to reconcile net income to funds flow from operations:
Amortization
Deferred IRU revenue	(3,136)	(3,136)	(12,546)	(12,546)
Deferred equipment revenue	(27,255)	(29,031)	(106,628)	(120,639)
Deferred equipment costs	51,956	54,568	204,712	228,714
Deferred charges	257	257	1,025	1,025
Property, plant and equipment	151,655	141,704	604,214	526,432
Other intangibles	12,454	8,907	45,210	33,285
Financing costs — long-term debt	1,096	957	4,302	3,972
Program rights	35,862	—	101,106	—
Future income tax expense (recovery)	5,238	13,337	(4,820)	15,722
Equity loss (income) on investees	(111)	8,550	(14,200)	11,250
Debt retirement costs	—	—	—	81,585
Gain on redemption of debt [note 3]	(22,771)	—	(32,752)	—
CRTC benefit obligation [note 3]	—	—	139,098	—
CRTC benefit obligation funding	(15,014)	—	(30,357)	—
Business acquisition, integration and restructuring expenses	—	—	37,196	—
Stock-based compensation	3,418	4,641	14,691	17,838
Defined benefit pension plans	5,367	6,969	29,610	27,875
Loss (gain) on derivative instruments	(3,758)	(619)	22,022	45,164
Realized loss on settlement of derivative instruments	(10,129)	(7,033)	(29,245)	(26,357)
Payments on cross-currency agreements [note 3]	—	—	(86,109)	—
Foreign exchange loss (gain) on unhedged long-term debt	6,681	—	(16,695)	—
Accretion of long-term liabilities	4,113	645	14,975	2,142
Other	(3,769)	5,474	(3,682)	7,561

Funds flow from continuing operations	358,391	328,741	1,443,179	1,376,799

(ii) Changes in non-cash working capital balances related to continuing operations include the following:

	Three months ended August 31,		Year ended August 31,
	2011	2010	2011	2010
	$	$	$	$
Accounts receivable	86,904	3,938	54,181	(1,217)
Other current assets	(1,269)	(4,471)	(13,298)	(2,115)
Accounts payable and accrued liabilities	23,933	46,358	(53,842)	(76,608)
Income taxes payable	(2,293)	40,379	(196,683)	156,748
Unearned revenue	2,067	1,925	8,114	5,044

	109,342	88,129	(201,528)	81,852

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
August 31, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended August 31,		Year ended August 31,
	2011	2010	2011	2010
	$	$	$	$
Interest	51,855	18,984	331,994	237,377
Income taxes	51,881	54	399,927	4,243
(iv) Non-cash transactions:
The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended August 31,		Year ended August 31,
	2011	2010	2011	2010
	$	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	29,828	—	39,363	—
Cable system acquisition	—	—	—	120,000
9. OTHER LIABILITIES
Other current liability is the obligation which arose in fiscal 2010 with respect to the principal components of the US $300,000 amended cross-currency interest rate agreements. Other long-term liabilities include the long-term portion of the Company’s employee benefit plans of $185,287, the non-current portion of CRTC benefit obligations of $146,970, including the amount assumed on acquisition, and other liabilities totaling $18,865. The total benefit costs expensed under the Company’s defined benefit pension plans were $10,465 (2010 — $7,331) and $41,532 (2010 — $29,323) for the three months and year ended August 31, 2011, respectively.
10. RESTRUCTURING EXPENSES
During the second half of the year the Company recorded $29,766 in respect of its restructuring activities to streamline operations, drive efficiencies and enhance competiveness. The restructuring included elimination of approximately 550 employee positions, management relocations and facilities consolidation. The $405 recorded in the current quarter relates to revisions to the estimated cost to vacate facilities. A total of $27,416 was paid during 2011. The majority of the remaining employee related costs are expected to be paid within the next three months while facilities consolidation costs are expected to be incurred through fiscal 2017 as lease payments are made.
11. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.